Exhibit 99.1

Webull Reports Second Quarter 2025 Financial Results

Total revenues grew 46% year-over-year to $131.5 million, fueled by robust growth in user engagement and trading activity

Customer assets increased 64% year-over-year, reaching an all-time high, driven by market recovery and strong net deposits

Three straight quarters of operating profitability reflecting disciplined expense management and strong top-line growth

ST. PETERSBURG, FL., August 28, 2025 /PRNewswire/ – Webull Corporation (NASDAQ: BULL) ( “Webull” or the “Company”) today announced financial results for the second quarter of 2025 ended June 30, 2025.

“We delivered strong business results in our first quarter as a public company, with three consecutive quarters of operating profitability and customer assets at an all-time high, underpinned by substantial growth in trading volumes and net deposits,” said Anthony Denier, Group President and U.S. CEO of Webull. “The environment for retail self-directed trading was the best we’ve seen since the COVID-19 pandemic, and with the market now in a new era driven by a more discernable regulatory environment, Webull is more focused than ever on delivering new products to our sophisticated retail trading cohort, as demonstrated by our recent re-launching of crypto and our ongoing global expansion.”

“We maintained last quarter’s positive momentum with accelerating revenue growth well ahead of expense growth, driving another quarter of solid operating profits,” said H.C. Wang, Chief Financial Officer of Webull. “We are a prime beneficiary of growing demand among self-directed traders for a sophisticated all-in-one trading platform like Webull. This gives us the confidence to continue investing in growth and make more products available to more investors across global markets.”

Second Quarter Results and Highlights

Financial Results

●	Total revenues increased 46% year-over-year to $131.5 million.

●	Trading-related revenue increased 63% year-over-year.

●	Total operating expenses increased 37% year-over-year, primarily due to an increase of $18.5 million in share-based compensation expenses.

●	Adjusted operating expenses increased 20% year-over-year to $108.2 million.

●	Loss before income taxes totaled $21.4 million for the quarter, representing a year-over-year increase of $11.1 million. The increase was primarily due to expensing $11.0 million of equity offering costs.

●	Adjusted operating profit totaled $23.3 million for the quarter, representing a year-over-year improvement of $23.6 million and an increase of 18% year-over-year.

●	Adjusted operating profit per share was $0.05 for the quarter and $0.18 for the six months ended June 30, 2025, representing an increase of $0.05 and $0.17 from the same prior year comparative periods.

●	Net loss attributable to the Company increased $16.7 million year-over-year to $28.3 million.

●	Adjusted net income increased $16.9 million from a net loss of $1.5 million to net income of $15.4 million.

●	Net loss per ordinary share was $1.20 for the quarter as compared to $0.16 for the prior year comparative quarter. Our net loss per ordinary share for the quarter was predominately due to accounting for the fair value of ordinary shares and warrants issued to certain preferred shareholders as a dividend, which lowers net income attributable to ordinary shareholders. The securities issued were in connection with the closing of the business combination with SK Growth Opportunities Corporation. Upon the closing of the business combination transaction, our preferred stock converted into ordinary shares, and we no longer have any preferred stock outstanding.

Operating Results

●	Customer assets totaled $15.9 billion, an all-time high, representing 64% year-over-year growth, driven by market recovery and strong net deposits, which grew 37% year-over-year.

●	Funded accounts increased to 4.73 million, representing 9% year-over-year growth.

●	Registered users increased 18% year-over-year to 24.9 million users.

●	Options contracts volume grew to $127 million, an 8% year-over-year increase and an increase of $6 million from the previous quarter.

●	Equity notional volume grew to $161 billion, a 58% year-over-year increase and an increase of $33 billion from the previous quarter.

Company Highlights

●	In the second quarter, we raised proceeds of over $200 million from the exercise and redemption of all outstanding BULLZ incentive warrants issued in connection with the closing of our business combination with SK Growth Opportunities Corporation.

●	In May, we launched the Latin America Webull App, consolidating the customer experience from our platforms in Brazil and Mexico and allowing us to seamlessly expand further in the region.

●	In June, we took the first steps in re-entering the crypto market by launching crypto trading in Brazil, delivering access to one of the top performing asset classes while reflecting broader market demand for digital asset trading solutions.

●	In June, we also expanded our partnership with Kalshi, the first CFTC-regulated exchange with prediction markets, to add cryptocurrency hourly contract trading and Fed events trading to our prediction markets offering, providing our users increased access to one of the fastest growing asset classes in the U.S.

●	In June, we appointed Walter Bishop as an independent director to our board of directors. Mr. Bishop serves on our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. His appointment reflects our ongoing commitment to enhancing the independence and expertise of our board of directors.

●	Subsequent to the close of the second quarter, we announced in July the return of cryptocurrency trading to the Webull App for U.S. customers and the consolidation of Webull Pay back into the Webull Group. Users in the U.S., Brazil, and Australia are now able to trade cryptocurrencies, together with equities, options, futures, and prediction markets, all seamlessly through the Webull App, and we are actively exploring digital asset licenses in several other markets.

●	Subsequent to the close of the second quarter, we also announced in July our entry into a standby equity purchase agreement allowing us to access $1 billion of capital at our discretion through sales of our Class A ordinary shares. As of August 28, 2025, we have raised proceeds of $142.8 million under this agreement.

Conference Call Information

Webull will host a conference call to discuss its results at 5:00 p.m. E.T. today, August 28, 2025. The conference call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=Trkt3u8c or participants may dial 1-866-652-5200 (U.S.) or 1-412-317-6060 (international).

Following the call, a replay and transcript will be available on the Company’s website at www.webullcorp.com/investor-relations, as well as the earnings press release and accompanying slide presentation.

About Webull Corporation

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, and Latin America. Webull serves more than 24 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, fractional shares, and digital assets through Webull’s trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the SEC at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Contacts

For Investors

ir@webullcorp.com

For Media
5W Public Relations

Nicholas Koulermos
Webull@5wpr.com
(212) 999-5585

Use of Non-GAAP Financial Measures

We use adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses, all of which are non-GAAP financial measures, to evaluate our operating results and for financial and operational decision-making purposes. Adjusted operating profit represents income from continuing operations, before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense (income), net. Adjusted operating profit per share represents adjusted operating profit divided by our weighted average shares outstanding on a basic and diluted basis. Adjusted net income represents net income attributable to the Company, excluding share-based compensation expenses, foreign currency transaction gains and losses, and one-time transactions. Adjusted operating expenses represent total operating expenses, excluding share-based compensation expenses.

We believe that adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income before income taxes, net income, and total operating expenses. We believe that adjusted operating profit, adjusted net income, and adjusted operating expenses provide useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses should not be considered in isolation or construed as an alternative to income before income taxes, net income attributable to the Company, and total operating expenses or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Financial Measures” set forth at the end of this press release.

Definitions

“Customer assets” refer to the sum of the fair value of all equities, ETFs, options, warrants, futures, and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date. While customer assets are significantly impacted by mark-to-market valuations of customers’ investments, we consider customer assets an important metric as growth in customer assets generally leads to an increase in trading volumes and revenue.

“Funded accounts” refer to Webull brokerage accounts into which the customer has made an initial deposit or money transfer, of any amount, whose account balance (which is measured as the fair value of assets in the customer’s account less the amount due from the customer) has not dropped to or below zero for 45 consecutive calendar days as of the record date. Funded accounts reflect unique customers, and multiple funded accounts by a single customer are counted as one funded account. Growth in our funded accounts provides insight as to the effectiveness of our marketing efforts and our ability to acquire monetizable customers. Funded accounts are positively correlated with, but are not determinative, of customer assets, trading volumes, and revenue.

“Options contracts volume” refers to the total number of options contracts bought or sold over a specified period of time. Options contracts volume directly drives our options trading revenue, as we earn payment for order flow or commissions for customers’ options trades on a per contract basis. However, options contracts volume is highly sensitive to market conditions in the short-term, which makes predicting our options trading revenue with precision difficult.

“Registered users” refer to those users who have registered on our platform but not necessarily have opened a brokerage account with one of our licensed broker-dealers. Growth in our registered users provides insight as to the popularity of the Webull App. While we do not generate revenue from registered users who do not have brokerage accounts with us, registering an account on the Webull App is the first step toward opening and funding a brokerage account with us.

Webull Corporation
Condensed Consolidated Statements of Financial Position

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Cash and cash equivalents	$476,682,552	$270,728,008
Cash and cash equivalents segregated under federal and foreign requirements	1,190,513,861	939,232,153
Receivables from brokers, dealers, and clearing organizations	307,518,448	262,093,040
Receivables from customers, net	306,401,011	301,107,428
Prepaid expenses and other current assets	82,585,247	50,344,836
Customer-held fractional shares	127,456,614	108,252,531
Total current assets	2,491,157,733	1,931,757,996

Right-of-use assets	64,192,028	66,293,751
Property and equipment, net	32,894,047	33,629,770
Intangible assets, net	20,477,208	19,415,963
Goodwill	5,197,438	5,197,438
Deferred tax assets	9,727,864	12,374,499
Other non-current assets	1,000,000	–
Total non-current assets	133,488,585	136,911,421
Total assets	$2,624,646,318	$2,068,669,417
Liabilities, mezzanine equity, and shareholders’ equity (deficit)
Payables due to customers	$1,693,545,054	$1,378,625,130
Payables due to brokers, dealers, and clearing organizations	3,877,449	1,490,537
Lease liabilities - current portion	3,375,029	4,969,959
Accounts payable and other accrued expenses	55,998,312	61,079,799
Total current liabilities	1,756,795,844	1,446,165,425

Lease liabilities - non-current portion	9,618,423	10,438,555
Unsecured promissory notes	100,000,000	–
Deferred tax liabilities	5,676,865	5,292,255
Total non-current liabilities	115,295,288	15,730,810
Total liabilities	1,872,091,132	1,461,896,235

Commitments and Contingencies	–	–

Mezzanine equity
Convertible redeemable preferred shares (aggregate liquidation preference of $0 and $644,132,365 as of June 30, 2025 and December 31, 2024, respectively; and aggregate redemption value of $0 and $2,861,748,733 as of June 30, 2025 and December 31, 2024, respectively)	–	2,861,748,733
Total mezzanine equity	–	2,861,748,733

Shareholders’ equity (deficit)
Class A ordinary shares ($0.00001 par value; 4,000,000,000 shares authorized, 401,599,619 and 401,072,472 shares issued and outstanding as of June 30, 2025, respectively; and 143,531,580 and 139,307,224 shares issued and outstanding as of December 31, 2024, respectively)	4,012	1,393
Class B ordinary shares ($0.00001 par value, 1,000,000,000 shares authorized, 82,988,016 shares issued and outstanding as of June 30, 2025 and no shares as of December 31, 2024)	830	–
Treasury shares (527,147 and 4,224,356 shares as of June 30, 2025 and December 31, 2024, respectively)	–	–
Additional paid in capital	2,987,559,282	–
Accumulated deficit	(2,231,782,461)	(2,241,054,086)
Accumulated other comprehensive loss	(4,226,213)	(15,195,946)
Total shareholders’ equity (deficit)	751,555,450	(2,256,248,639)
Noncontrolling interest	999,736	1,273,088
Total equity (deficit)	752,555,186	(2,254,975,551)
Total liabilities, mezzanine equity, and total equity (deficit)	$2,624,646,318	$2,068,669,417

Webull Corporation
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Revenues
Equity and option order flow rebates	$68,688,838	$43,316,935	$132,800,020	$87,229,052
Interest related income	36,286,533	31,898,791	67,426,597	64,396,420
Handling charge income	20,105,503	10,365,426	37,652,513	20,069,935
Other revenues	6,412,476	4,314,736	10,983,055	7,136,201
Total revenues	131,493,350	89,895,888	248,862,185	178,831,608
Operating expenses
Brokerage and transaction	34,800,716	18,963,229	58,046,172	36,896,073
Technology and development	19,140,449	15,000,146	36,065,341	29,890,228
Marketing and branding	30,300,834	33,182,512	53,291,872	67,196,577
General and administrative	50,976,724	31,615,955	84,597,444	63,524,796
Total operating expenses	135,218,723	98,761,842	232,000,829	197,507,674
Other expense, net	17,659,796	1,416,988	18,749,213	1,443,480
Loss before income taxes	(21,385,169)	(10,282,942)	(1,887,857)	(20,119,546)
Provision for income taxes	6,999,777	1,397,200	13,558,002	4,112,661
Net loss	(28,384,946)	(11,680,142)	(15,445,859)	(24,232,207)
Less net loss attributable to noncontrolling interest	(110,919)	(104,600)	(257,639)	(226,420)
Net loss attributable to the Company	(28,274,027)	(11,575,542)	(15,188,220)	(24,005,787)
Preferred shares redemption value accretion	–	(11,096,312)	(21,702,737)	(1,098,804,125)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	(513,080,828)	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	(15,600,000)	–
Excess carrying value of preferred shares repurchased	38,093,537	–	38,093,537	–
Net loss attributable to ordinary shareholders	$(518,861,318)	$(22,671,854)	$(527,478,248)	$(1,122,809,912)

Net loss per share attributable to ordinary shareholders
Basic and diluted	$(1.20)	$(0.16)	$(1.84)	$(8.12)
Weighted-average shares outstanding
Basic and diluted	431,390,035	138,878,054	286,155,488	138,346,243

Net loss	$(28,384,946)	$(11,680,142)	$(15,445,859)	$(24,232,207)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	9,212,371	(1,273,322)	10,954,020	(4,046,056)
Other comprehensive income (loss)	9,212,371	(1,273,322)	10,954,020	(4,046,056)
Comprehensive loss	(19,172,575)	(12,953,464)	(4,491,839)	(28,278,263)
Less comprehensive loss attributable to noncontrolling interest	(110,919)	(104,600)	(257,639)	(226,420)
Less foreign currency translation adjustment attributable to noncontrolling interest	12,414	(2,438)	(15,713)	(12,873)
Preferred shares redemption value accretion	–	(11,096,312)	(21,702,737)	(1,098,804,125)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	(513,080,828)	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	(15,600,000)	–
Excess carrying value of preferred shares repurchased	38,093,537	–	38,093,537	–
Comprehensive loss attributable to ordinary shareholders	$(509,661,361)	$(23,942,738)	$(516,508,515)	$(1,126,843,095)

Webull Corporation

Unaudited Reconciliation of Non-GAAP and GAAP Financial Measures

Adjusted Operating Expenses Reconciliation

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Total operating expenses (GAAP)	$135,218,723	$98,761,842	$232,000,829	$197,507,674
Less: Share-based compensation	26,969,402	8,474,119	35,038,447	20,610,934
Adjusted operating expenses (Non-GAAP)	$108,249,321	$90,287,723	$196,962,382	$176,896,740

Adjusted Operating Profit Reconciliation

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Loss before income taxes (GAAP)	$(21,385,169)	$(10,282,942)	$(1,887,857)	$(20,119,546)
Add: Other expense, net	17,659,796	1,416,988	18,749,213	1,443,480
Add: Share-based compensation	26,969,402	8,474,119	35,038,447	20,610,934
Adjusted operating profit (loss) (Non-GAAP)	$23,244,029	$(391,835)	$51,899,803	$1,934,868

Adjusted operating profit per share (Non-GAAP)	$0.05	$(0.00)	$0.18	$0.01
Weighted-average shares outstanding - basic and diluted	431,390,035	138,878,054	286,155,488	138,346,243

Adjusted Net Income Reconciliation

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Net loss attributable to the Company (GAAP)	$(28,274,027)	$(11,575,542)	$(15,188,220)	$(24,005,787)
Add: Share-based compensation	26,969,402	8,474,119	35,038,447	20,610,934
Add: Foreign currency transaction losses	5,740,232	1,590,689	5,843,939	2,037,358
One-time transaction:
Add: Equity offering costs	10,976,693	-	10,976,693	-
Adjusted net income (loss) (Non-GAAP)	$15,412,300	$(1,510,734)	$36,670,859	$(1,357,495)

Contra Revenue Impact

Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers (“ASC 606”), and promotional payments made to these platform users are accounted for as a marketing and branding expense. Conversely, for our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue (i.e., “contra revenue”). The following presents how contra revenue impacted our revenues.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Contra revenue impact on:
Option handling fees	$(1,440,872)	$(60,994)	$(1,559,413)	$(181,886)
Platform and trading fees	(3,219,590)	(673,922)	(5,925,705)	(1,630,314)
Other income	(427,442)	-	(427,442)	-
Total contra revenue	$(5,087,904)	$(734,916)	$(7,912,560)	$(1,812,200)

Statement regarding unaudited financial and operational information

The unaudited financial and operational information included in this press release is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull’s preparation of financial statements subsequently hereto or its year-end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company, including, for instance, statements as to business strategy and plans, future results of operations and financial position, planned products and services, objectives of management for future operations or strategies of the Company, market size and growth opportunities, competitive position and technological and market trends are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (17) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; (18) risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A ordinary shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; and (19) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.